Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Nine Months
Ended
January 26, 2011
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$206,338
Capitalized interest	1,804
Interest component of rental expense	23,792

Total fixed charges	$231,934

Earnings:
Income from continuing operations before income taxes	$1,053,336
Add: Interest expense*	206,338
Add: Interest component of rental expense	23,792
Add: Amortization of capitalized interest	262

Earnings as adjusted	$1,283,728

Ratio of earnings to fixed charges	5.53

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.